EXHIBIT 99.1

News Release dated November 14, 2018, Suncor announces Steve Williams’ retirement and transition plan

News Release

FOR IMMEDIATE RELEASE

Suncor announces Steve Williams’ retirement and transition plan

•                 Mark Little, chief operating officer appointed president and will become chief executive officer at Suncor’s 2019 Annual General Meeting

Calgary, Alberta (November 14, 2018) – Suncor today announced that Steve Williams will retire as chief executive officer at the company’s Annual General Meeting on May 2, 2019. Mark Little, chief operating officer is appointed president effective immediately and will assume the role of chief executive officer upon Williams’ retirement next May.

“Steve has demonstrated exceptionally strong leadership as president and chief executive officer at Suncor,” said Mike Wilson, chair of Suncor’s Board of Directors. “Steve has been with Suncor for 16 years and has a long list of contributions, including leading the company in achieving greater reliability, profitability and environmental and safety improvement through operational excellence and ensuring the long-term resilience of the company.”

Wilson added, “He’s overseen Suncor’s profitable growth both through strategic acquisitions and well-executed projects such as Fort Hills, which has raised the bar for our industry in terms of successful project management and ramp up, technology deployment, and engagement with Aboriginal communities.  He’s led the charge as Suncor took a leadership position in sustainability by improving Suncor’s economic, environmental and social performance and influencing the industry through the formation of technology-focused organizations, including Canada’s Oil Sands Innovation Alliance and its predecessor, the Oil Sands Leadership Initiative.  He also stands out as an influential business leader in Canadian and international forums, serving as a Board member of the Business Council of Canada, an advisory committee member for Canada’s Ecofiscal Commission and as a member of the official federal delegation at the United Nations Climate Change Conference in Paris.”

“I consider myself extremely fortunate to have been a part of Suncor, working with a highly effective team as we developed and executed our business strategy.  I’m very proud of what we’ve accomplished together – raising the bar on performance, profitably growing the company, and demonstrating leadership in sustainability, while consistently returning value to our shareholders,” said Williams.  “I extend my appreciation to Suncor’s employees who through the course of their daily work, reflect our dedication and commitment to shareholders and their communities.  I also want to thank our executive team for their strategic insights and our Board of Directors for their unwavering support.”

“It’s been a privilege to lead Suncor. I’m making this transition now, knowing that it’s a good time to do so,” said Williams.  “Thanks to a sound strategy grounded in operational excellence and capital discipline, a healthy balance sheet, and an ongoing focus on sustainability and technology and innovation, I’m optimistic about Suncor’s future under Mark’s leadership.”

“We are pleased to appoint Mark president of Suncor,” said Mike Wilson. “This is another milestone in a carefully developed and executed CEO succession plan. In his ten years with the company, Mark has worked closely with Steve, demonstrating a deep knowledge of Suncor’s operations and a strong commitment to Suncor’s proven business strategy and integrated model.  He also has a keen understanding and appreciation of the issues and opportunities facing our industry which will be crucial for success in his new role.”

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“I’m confident in Mark’s ability to lead the company going forward,” said Williams. “He has significant experience, business acumen, passion and energy which will serve him and Suncor well.  In 2017, we appointed Mark as chief operating officer based on his leadership, strategic perspective, knowledge and expertise. He has demonstrated a strong commitment to safety, operational reliability and continuous improvement, as well as a personal commitment to engagement with Aboriginal communities.”

Mark Little joined Suncor in 2008 and the following year, played a leadership role in the successful integration of Suncor and Petro-Canada following the merger.  He went on to serve in a variety of leadership roles in the company’s oil sands and international and offshore operations.  He was appointed chief operating officer in December 2017, becoming responsible for all of Suncor’s operations and many of its corporate services.

Before joining Suncor Mark led the development of oil sands projects for a major international energy company.  His past experience also includes leadership roles in oil sands production and refining operations, strategic planning, environment, health and safety, and energy trading.

“I’m excited to be moving into this new role,” said Little. “I want to thank Steve for his leadership and vision.  The strong foundation that he’s put into place positions Suncor very well. I look forward to guiding Suncor as we continue its success story.”

Today’s announcement demonstrates Suncor’s strong succession planning and leadership and highlights the discipline and planning that has enabled the company to achieve significant business objectives.  This has included reductions in operating costs, consistent cash generation and return of cash to shareholders, as underscored by 16 consecutive years of dividend increases, enabling the company to maintain its compelling investor proposition.  Suncor has also achieved further production growth, while demonstrating leadership in sustainability through ongoing environmental and social performance improvements.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

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